Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

News Release

Investor Relations and Media contacts: Steve Himes, 678 579 3655 steve.himes@mirant.com Audrey Emerson, 678 579 3231 audrey.emerson@mirant.com

Stockholder inquiries:

    678 579 7777

November 5, 2010

Mirant Reports Third Quarter 2010 Results

•	Net income of $254 million compared to net income of $55 million for the third quarter of 2009

•	Adjusted EBITDA of $190 million compared to adjusted EBITDA of $311 million for the third quarter of 2009

•	Continue to expect to complete the merger with RRI Energy, Inc. (“RRI Energy”) to create GenOn Energy, Inc. by the end of the year

ATLANTA – Mirant Corporation (NYSE: MIR) today reported net income for the third quarter of 2010 of $254 million compared to net income of $55 million for the same period last year. Results for 2010 include unrealized gains, principally on hedges, of $167 million compared to unrealized losses, again principally on hedges, of $174 million for 2009. Per share results for the third quarter of 2010 were $1.74 per diluted share, compared to $0.38 per diluted share for the third quarter of 2009.

Net Income to Adjusted Net Income and Adjusted EBITDA

	Quarter Ending		Quarter Ending
(in millions except per share)	September 30, 2010		September 30, 2009
		Per Share [1]		Per Share [1]
Net Income	$254	$1.74	$55	$0.38
Unrealized losses (gains)	(167)	(1.14)	174	1.19
Other	(1)	(0.01)	9	0.06

Adjusted Net Income	$86	$0.59	$238	$1.63

Provision for income taxes	—		3
Interest expense, net	51		33
Depreciation and amortization	53		37

Adjusted EBITDA	$190		$311

[1]	Per share amounts for 2010 and 2009 are based on diluted weighted average shares outstanding of 146 million.

Mirant reported adjusted net income of $86 million for the third quarter of 2010, or $0.59 per diluted share, compared to adjusted net income of $238 million for the third quarter of 2009, or $1.63 per diluted share. Adjusted net income excludes unrealized gains and losses and other items. The quarter over quarter change resulted principally from lower adjusted EBITDA, higher net interest expense, and higher depreciation and amortization costs.

Adjusted EBITDA for the third quarter of 2010 was $190 million, compared to adjusted EBITDA of $311 million for the third quarter of 2009. The change in adjusted EBITDA resulted principally from lower realized value of hedges, lower energy gross margins from proprietary trading activities, lower contracted and capacity revenues, and higher operating costs primarily because of scrubbers installed in December 2009 and the Montgomery County, Maryland CO2 levy imposed on our Dickerson generating facility beginning in May 2010, partially offset by higher energy gross margins from generation.

Net cash provided by operating activities of continuing operations for the third quarter of 2010 was $193 million compared to net cash provided by continuing operations of $342 million for the same period in 2009, primarily as a result of lower realized gross margins and working capital changes.

Nine Months 2010 versus Nine Months 2009

Mirant reported net income of $398 million for the first nine months of 2010, compared to net income of $598 million for the same period in 2009. Results for 2010 include unrealized gains, principally on hedges, of $179 million compared to unrealized gains, again principally on hedges, of $66 million for 2009. Per share results for the first nine months of 2010 were $2.73 per diluted share, compared to $4.12 per diluted share for the same period in 2009.

Net Income to Adjusted Net Income and Adjusted EBITDA

	Year to Date		Year to Date
(in millions except per share)	September 30, 2010		September 30, 2009
		Per Share [1]		Per Share [1]
Net Income	$398	$2.73	$598	$4.12
Unrealized gains	(179)	(1.23)	(66)	(0.45)
Bankruptcy charges and legal contingencies	—	—	(62)	(0.43)
Postretirement benefit curtailment gain	(37)	(0.25)	—	—
Other	11	0.07	14	0.10

Adjusted Net Income	$193	$1.32	$484	$3.34

Provision for income taxes	1		11
Interest expense, net	150		102
Depreciation and amortization	157		109

Adjusted EBITDA	$501		$706

[1]	Per share amounts for 2010 are based on diluted weighted average shares outstanding of 146 million. Per share amounts for 2009 are based on diluted weighted average shares outstanding of 145 million.

Mirant reported adjusted net income of $193 million for the first nine months of 2010, or $1.32 per diluted share, compared to adjusted net income of $484 million for the same period in 2009, or $3.34 per diluted share. Adjusted net income excludes unrealized gains, the MC Asset Recovery settlement with Southern Company in 2009 and other items. The period over period change resulted principally from lower adjusted EBITDA, higher net interest expense, and higher depreciation and amortization costs.

Adjusted EBITDA for the first nine months of 2010 was $501 million, compared to adjusted EBITDA of $706 million for the same period in 2009. The period over period decrease resulted principally from lower realized value of hedges, lower energy gross margins from proprietary trading activities, higher operating costs primarily because of scrubbers installed in December 2009, and lower net gains from sales of emissions allowances, partially offset by higher energy gross margins from Mid-Atlantic generation.

Net cash provided by operating activities of continuing operations during the first nine months of 2010 was $343 million compared to net cash provided by operating activities of continuing operations of $726 million in the same period of 2009, primarily as a result of lower realized gross margins and working capital changes.

As of September 30, 2010, the company had cash and cash equivalents of $1.989 billion, of which $518 million was restricted at Mirant North America and its subsidiaries and not available for distribution to Mirant. The company expects Mirant North America will distribute approximately $112 million to its parent, Mirant Americas Generation, in November 2010. Although the company expects Mirant North America to remain in compliance with its financial covenants, it is likely it will be restricted in future periods by the free cash flow requirements under the restricted payment test of its senior credit facility from making distributions beyond permitted interest payable by its parent. The primary factor lowering the free cash flow calculation is the significant capital expenditure program to comply with the Maryland Healthy Air Act. When the capital expenditures no longer affect the free cash flow calculation, Mirant North America is expected to be able again to make distributions. Mirant does not expect the restriction on distributions to have any effect on its operations. Further, the Mirant North America senior credit facility that includes the restricted payments test will be repaid and terminated, together with the other indebtedness of Mirant North America, in connection with the merger with RRI Energy.

As of September 30, 2010, the company had total outstanding debt of $2.561 billion.

Merger with RRI Energy

As previously announced, on October 25, 2010, the stockholders of Mirant and RRI Energy approved the proposals related to their proposed merger to form GenOn Energy, Inc. While the merger remains subject to customary closing conditions, including the completion of review and clearance by the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Mirant continues to expect to complete the merger by the end of the year.

Earnings Call

Mirant is hosting an earnings call today to discuss its third quarter 2010 financial results. The call will be held from 9-10 a.m. EDT. The conference call can be accessed via the investor relations section of the company’s website at www.mirant.com or analysts are invited to listen to the call by dialing 800 289 0463 (International 913 312 0688) and entering pass code 9947498. Presentation slides for the earnings call have been posted to the company’s website.

A recording of the event will be available for playback on the company’s website beginning today at noon EDT. A replay also will be available by dialing 888 203 1112 (International 719 457 0820) and entering the pass code 9947498.

Non-GAAP Financial Measures

This press release and the presentation slides for the earnings call contain non-GAAP financial measures as defined by SEC rules. Management thinks that these measures are helpful to investors in measuring Mirant’s financial performance and liquidity and comparing Mirant’s performance to its peers. However, Mirant’s non-GAAP financial measures may not be comparable to similarly titled non-GAAP financial measures used by other companies. These non-GAAP financial measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for GAAP financial measures. To the extent management discusses any non-GAAP financial measures on the earnings call, a reconciliation of each measure to the most directly comparable GAAP measure will be available in the presentation slides available via the investor relations section of our website at www.mirant.com. In addition, Mirant has included a more detailed description of each of these non-GAAP financial measures, together with a discussion of the usefulness and purpose of these measures as Exhibit 99.2 to Mirant’s Current Report on Form 8-K furnished to the SEC concurrent with the issuance of this press release.

Mirant is a competitive energy company that produces and sells electricity in the United States. Mirant owns or leases more than 10,000 megawatts of electric generating capacity. The company operates an asset management and energy marketing organization from its headquarters in Atlanta. For more information, please visit www.mirant.com.

Regulation G Reconciliations

Net Income to Adjusted Net Income and Adjusted EBITDA

	Quarter Ending		Quarter Ending
(in millions except per share)	September 30, 2010		September 30, 2009
		Per Share [1]		Per Share [1]
Net Income	$254	$1.74	$55	$0.38
Unrealized losses (gains)	(167)	(1.14)	174	1.19
Impairment losses	—	—	14	0.10
Lower of cost or market inventory adjustments, net	(7)	(0.05)	(6)	(0.04)
Merger-related costs	8	0.06	—	—
Other	(2)	(0.02)	1	—

Adjusted Net Income	$86	$0.59	$238	$1.63

Provision for income taxes	—		3
Interest expense, net	51		33
Depreciation and amortization	53		37

Adjusted EBITDA	$190		$311

[1]	Per share amounts for 2010 and 2009 are based on diluted weighted average shares outstanding of 146 million.

Net Income to Adjusted Net Income and Adjusted EBITDA

	Year to Date		Year to Date
(in millions except per share)	September 30, 2010		September 30, 2009
		Per Share [1]		Per Share [1]
Net Income	$398	$2.73	$598	$4.12
Unrealized gains	(179)	(1.23)	(66)	(0.45)
Bankruptcy charges and legal contingencies	—	—	(62)	(0.43)
Severance and bonus plan for dispositions	—	—	13	0.09
Impairment losses	—	—	14	0.10
Lower of cost or market inventory adjustments, net	(1)	(0.01)	(17)	(0.12)
Postretirement benefit curtailment gain	(37)	(0.25)	—	—
Merger-related costs	13	0.09	—	—
Other	(1)	(0.01)	4	0.03

Adjusted Net Income	$193	$1.32	$484	$3.34

Provision for income taxes	1		11
Interest expense, net	150		102
Depreciation and amortization	157		109

Adjusted EBITDA	$501		$706

[1]	Per share amounts for 2010 are based on diluted weighted average shares outstanding of 146 million. Per share amounts for 2009 are based on diluted weighted average shares outstanding of 145 million.

Cautionary Language Regarding Forward-Looking Statements

Some of the statements included herein involve forward-looking information. Mirant cautions that these statements involve known and unknown risks and that there can be no assurance that such results will occur. There are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements, such as, but not limited to, legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the industry of generating, transmitting and distributing electricity (the “electricity industry”); changes in state, federal and other regulations affecting the electricity industry (including rate and other regulations); changes in, or changes in the application of, environmental and other laws and regulations to which Mirant and its subsidiaries and affiliates are or could become subject; the failure of Mirant’s plants to perform as expected, including outages for unscheduled maintenance or repair; environmental regulations that restrict Mirant’s ability or render it uneconomic to operate its plants, including regulations related to the emission of CO2 and other greenhouse gases; increased regulation that limits Mirant’s access to adequate water supplies and landfill options needed to support power generation or that increases the costs of cooling water and handling, transporting and disposing off-site of ash and other byproducts; changes in market conditions, including developments in the supply, demand, volume and pricing of electricity and other commodities in the energy markets, including efforts to reduce demand for electricity and to encourage the development of renewable sources of electricity, and the extent and timing of the entry of additional competition in our markets; continued poor economic and financial market conditions, including impacts on financial institutions and other current and potential counterparties and negative impacts on liquidity in the power and fuel markets in which Mirant and its subsidiaries hedge and transact; increased credit standards, margin requirements, market volatility or other market conditions that could increase Mirant’s obligations to post collateral beyond amounts that are expected, including additional collateral costs associated with over-the-counter hedging activities as a result of new or proposed rules and regulations governing derivative financial instruments, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act; Mirant’s inability to access effectively the over-the-counter and exchange-based commodity markets or changes in commodity market conditions and liquidity, including as a result of new or proposed rules and regulations governing derivative financial instruments, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which may affect Mirant’s ability to engage in asset management, proprietary trading and fuel oil management activities as expected, or result in material gains or losses from open positions; deterioration in the financial condition of Mirant’s counterparties and the failure of such parties to pay amounts owed to Mirant or to perform obligations or services due to Mirant beyond collateral posted; hazards customary to the power generation industry and the possibility that Mirant may not have adequate insurance to cover losses resulting from such hazards or the inability of Mirant’s insurers to provide agreed upon coverage; the expected timing and likelihood of completion of the proposed merger with RRI Energy, including the timing, receipt and terms and conditions of required, governmental and regulatory approvals that may reduce anticipated benefits or cause the parties to abandon the merger; the diversion of management’s time and attention from our ongoing business during the time we are seeking to complete the merger; the ability to maintain relationships with employees, customers and suppliers; the ability to integrate successfully the businesses and realize cost savings and any other synergies; and the risk that credit ratings of the combined company or its subsidiaries may be different from what the companies expect; price mitigation strategies employed by ISOs or RTOs that reduce Mirant’s revenue and may result in a failure to compensate Mirant’s generating units adequately for all of their costs; changes in the rules used to calculate capacity, energy and ancillary services payments; legal and political challenges to the rules used to calculate capacity, energy and ancillary services payments; volatility in Mirant’s gross margin as a result of Mirant’s accounting for derivative financial instruments used in its asset management, proprietary trading and fuel oil management activities and volatility in its cash flow from operations resulting from working capital requirements, including collateral, to support its asset management, proprietary trading and fuel oil management activities; Mirant’s ability to enter into intermediate and long-term contracts to sell power or to hedge our future expected generation of power, and to obtain adequate supply and delivery of fuel for its generating facilities, at Mirant’s required specifications and on terms and prices acceptable to it; the failure to utilize new or advancements in power generation technologies; the inability of Mirant’s operating subsidiaries to generate sufficient cash flow to support its operations; the potential limitation or loss of Mirant’s net operating losses notwithstanding a continuation of its stockholder rights plan; Mirant’s ability to borrow additional funds and access capital markets; strikes, union activity or labor unrest; Mirant’s ability to obtain or develop capable leaders and its ability to retain or replace the services of key employees; weather and other natural phenomena, including hurricanes and earthquakes; the cost and availability of emissions allowances; curtailment of operations and reduced prices for electricity resulting from transmission constraints; Mirant’s ability to execute its business plan in California, including entering into new tolling arrangements in respect of its existing generating facilities; Mirant’s ability to execute its development plan in respect of its Marsh Landing generating facility, including obtaining the permits necessary for construction and operation of the generating facility and completing the construction of the generating facility by mid-2013; the ability of Mirant Marsh Landing to meet the conditions to draw under the Marsh Landing credit agreement; the ability of lenders under the Marsh Landing credit facility to fund the Marsh Landing credit agreement; Mirant’s relative lack of geographic diversification of revenue sources resulting in concentrated exposure to the Mirant Mid-Atlantic market; the ability of lenders under Mirant North America’s revolving credit facility to perform their obligations; war, terrorist activities, cyberterrorism and inadequate cybersecurity, or the occurrence of a catastrophic loss; the failure to provide a safe working environment for Mirant’s employees and visitors thereby increasing Mirant’s exposure to additional liability, loss of productive time, other costs, and a damaged reputation; Mirant’s consolidated indebtedness and the possibility that Mirant or its subsidiaries may incur additional indebtedness in the future; restrictions on the ability of Mirant’s subsidiaries to pay dividends, make distributions or otherwise transfer funds to Mirant, including restrictions on Mirant North America contained in its financing agreements and restrictions on Mirant Mid-Atlantic contained in its leveraged lease documents, which may affect Mirant’s ability to access the cash flows of those subsidiaries to make debt service and other payments; the failure to comply with, or monitor provisions of Mirant’s loan agreements and debt may lead to a breach and, if not remedied, result in an event of default thereunder, which would limit access to needed capital and damage Mirant’s reputation and relationships with financial institutions; and the disposition of the pending litigation described in Mirant’s Form 10-Q for the quarter ended September 30, 2010, filed with the Securities and Exchange Commission.

Mirant undertakes no obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise. The foregoing review of factors that could cause Mirant’s actual results to differ materially from those contemplated in the forward-looking statements included in this news release should be considered in connection with information regarding risks and uncertainties that may affect Mirant’s future results included in Mirant’s filings with the Securities and Exchange Commission at www.sec.gov.

Additional Information and Where To Find It

In connection with the proposed merger between RRI Energy and Mirant, RRI Energy filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of RRI Energy and Mirant and that also constitutes a prospectus of RRI Energy. The registration statement was declared effective by the SEC on September 13, 2010. RRI Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings” and from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”